40-206a

RECEIVED
JUN 25 2019
OFFICE OF THE SECRETARY

File No. [•]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, GRANTING RELIEF FROM SECTION 205 OF THE ACT AND RULE 205-1 THEREUNDER

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

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345 Park Avenue, 28th Floor
New York, NY 10154

Please direct all communications regarding this Application to:

James Hannigan, Esq.
Blackstone Alternative Investment Advisors LLC
345 Park Avenue, 29th Floor
New York, NY 10154

With a copy to:

Rajib Chanda, Esq.
Ryan Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

This Application (including Exhibits) contains 16 pages.

As filed with the Securities and Exchange Commission on June 24, 2019

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of BLACKSTONE ALTERNATIVE INVESTMENT FUNDS BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC File No. [•]	)))))))))	APPLICATION PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 205 OF THE ACT AND RULE 205-1 THEREUNDER

I. INTRODUCTION

Blackstone Alternative Investment Funds (the "***Trust***"),[1] a registered open-end investment company that may offer one or more series of shares (each, a "***Fund***" and collectively, the "***Funds***"), and Blackstone Alternative Investment Advisors LLC ("***BAIA***" or the "***Adviser***" and together with the Trust, the "***Applicants***"),[2] the investment adviser to the Trust, hereby file this application (the "***Application***") for an order of the Securities and Exchange Commission (the "***Commission***") under Section 206A of the Investment Advisers Act of 1940, as amended (the "***Advisers Act***").

Applicants seek an order of exemption from the requirements of Section 205 of the Advisers Act and Rule 205-1 thereunder to the extent necessary to permit an Adviser to enter into or amend an investment sub-advisory agreement (each, a "***Sub-Advisory Agreement***" and collectively, the "***Sub-Advisory Agreements***") with a sub-adviser (each, a "***Sub-Adviser***")[3] under which the Sub-Adviser would receive an investment sub-advisory fee from the Adviser calculated in the manner described below.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Funds and any other existing or future registered management investment company or series thereof that intends to rely on the requested order in the future and that is managed by an Adviser and complies with the terms and conditions set forth herein.

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1 As used herein, the term "Trust" includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.

2 The term "Adviser" includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3 The Sub-Adviser may manage all or a portion of the assets of a Fund, or may provide investment recommendation(s) to an Adviser that would be utilized in connection with the management of a Fund. For purposes of this Application, the term "Sub-Adviser" will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the Investment Company Act of 1940, as amended (the "***1940 Act***"), of a Fund (each, a "***Subsidiary***" and collectively, the "***Subsidiaries***"). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term "Fund."

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. Importantly, since the investment sub-advisory fee will be paid by an Adviser to a Sub-Adviser, there will be no increase in investment management fee rates charged to a Fund and its shareholders as a result of the Commission granting the requested order.

II. SUMMARY OF THE APPLICATION

The Adviser serves, and each other Adviser will serve, as the investment adviser to each Fund pursuant to an investment advisory agreement with the Trust (each an "***Investment Management Agreement***" and together the "***Investment Management Agreements***"). Pursuant to the terms of the Investment Management Agreement, the Adviser, subject to the supervision of the board of trustees of the Trust (the "***Board***"), provides investment management services to the Fund. The Investment Management Agreement provides that the Adviser may, subject to the approval of the Board, including a majority of the those board members who are not "interested persons" of the Fund or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the "***Independent Board Members***"), and the shareholders of the applicable Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Fund to one or more Sub-Advisers.

Applicants seek to enter into and amend Sub-Advisory Agreements to provide for the payment by an Adviser to a Sub-Adviser of performance-based compensation. The terms of such a Sub-Advisory Agreement or amendment thereto (the "***Performance Fee Terms***") will be approved by the Board, including a majority of the Independent Board Members.[4] The Performance Fee Terms contemplate a fee arrangement, commonly referred to as a "fulcrum fee" (the "***Proposed Fulcrum Fee***") designed to reward a Sub-Adviser for performance of the portion of a Fund's assets allocated to the Sub-Adviser (the "***Allocated Portion***") that exceeds the total return of an index plus an additional hurdle rate and to reduce the Sub-Adviser's compensation with respect to periods during which lesser performance is achieved.

Since the Proposed Fulcrum Fee would be paid by an Adviser to a Sub-Adviser, there would be no increase in investment management fee rates charged to a Fund and its shareholders. The Proposed Fulcrum Fee would be calculated based on the gross total return of the Allocated Portion. This method of calculation is inconsistent with the technical requirements of Section 205 of the Advisers Act and Rule 205-1 thereunder. These provisions, when taken together, preclude a registered investment adviser from receiving a fulcrum fee from a registered investment company unless, among other things, such fee is calculated based on the difference between the net asset value of such company at the beginning of a specified period and the company's net asset value at the end of such period.

Applicants are seeking exemptive relief from Section 205 of the Advisers Act, and Rule 205-1 thereunder, to the extent necessary to permit (i) the calculation of the proposed fee based on the performance of the Allocated Portion measured by the change in the Allocated Portion's gross asset value, rather than the change in net asset value of the Allocated Portion, as contemplated by Rule 205-1, and (ii) the application of the proposed fee only to the Allocated Portion and not to the Fund as a whole.

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[4] A Fund would not seek shareholder approval of the Sub-Advisory Agreement because the Applicants currently rely on a multi-manager exemptive order to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval. *See* Blackstone Alternative Investment Funds, *et al.*, Investment Company Act Release Nos. 32481 (Feb. 16, 2017) (notice) and 32530 (Mar. 13, 2017) (order). In the future, an Adviser, a Sub-Adviser and a Fund may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

The Commission has previously granted relief with respect to several similar fulcrum fee arrangements (the "***Prior Orders***").[5] The sub-advisers subject to the Prior Orders contracted directly with the fund, resulting in an increase in advisory fee rates charged to the fund and its shareholders. Unlike the Prior Orders, the requested relief will not result in an increase in advisory fee rates charged to a Fund and its shareholders because the Proposed Fulcrum Fee will be paid by an Adviser to a Sub-Adviser, and not directly out of the assets of a Fund.

III. BACKGROUND

A. The Applicants

1. **The Trust**. The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust currently consists of one Fund, Blackstone Alternative Multi-Strategy Fund, which operates under a multi-manager structure and is offered and sold pursuant to a registration statement on Form N-1A. Each of the Sub-Advisers in this multi-manager structure receives separate compensation for its portfolio management services directly from the Adviser, and not from the Fund. The Trust and its series are not required to hold annual shareholder meetings. Each series of the Trust may have its own distinct investment objective, policies, and restrictions.

2. **The Adviser**. BAIA is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Advisers Act. The Adviser is an indirect, wholly-owned subsidiary of The Blackstone Group L.P. ("***Blackstone***"). Blackstone is an alternative asset management company that specializes in private equity, real estate, credit, and marketable alternative investment strategies. Blackstone maintains an asset management presence through direct and indirect, wholly-owned subsidiaries, including BAIA. Each Blackstone asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Blackstone clients, including the Fund. BAIA serves, and each other Adviser will serve, as the investment adviser to each Fund pursuant to an Investment Management Agreement. Under the terms of each Investment Management Agreement, an Adviser serves or will serve as investment adviser to each Fund, and to the extent applicable, oversees or will oversee the activities of each Sub-Adviser. BAIA and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act. Future Advisers will comply with the terms of any order issued by the Commission in connection with this Application or subsequent relief or rules, as applicable.

3. **The Sub-Advisers**. Pursuant to the authority under an Investment Management Agreement, an Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of a Fund. The Adviser will negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed. Pursuant to its Sub-Advisory Agreement, each Sub-Adviser will be responsible for managing its Allocated Portion under the supervision of the Adviser. Each Sub-Adviser will be an

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[5] *See Goldman Sachs Asset Management, et al.*, Investment Advisers Act Release Nos. 1806 (June 25, 1999) (notice) and 1809 (July 21, 1999) (order); *Capital Guardian Trust Company, et al.*, Investment Advisers Act Release Nos. 1960 (August 7, 2001) (notice) and 1972 (September 6, 2001) (order); *Artisan Partners Limited Partnership, et al.*, Investment Advisers Act Release Nos. 1969 (August 16, 2001) (notice) and 1974 (September 12, 2001) (order); *Sterling Johnston Capital Management, L.P., et al.*, Investment Advisers Act Release Nos. 1993 (November 1, 2001) (notice) and 1998 (November 27, 2001) (order); *Franklin Portfolio Associates, LLC*, Investment Advisers Act Release Nos. 2668 (October 3, 2007) (notice) and 2674 (October 30, 2007) (order); and *IronBridge Capital Management LP*, Investment Advisers Act Release Nos. 2667 (October 3, 2007) (notice) and 2675 (October 30, 2007) (order).

"investment adviser" to the Fund within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to its Allocated Portion of a Fund. The Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. Each Sub-Adviser will comply with the terms of any order issued by the Commission in connection with this Application or subsequent relief or rules, as applicable. Each Sub-Adviser receives separate compensation for its portfolio management services directly from the Adviser.

B. The Allocated Portion

Portfolio management services are or will be provided to each Fund by the Adviser and one or more Sub-Advisers. Each Sub-Adviser is or will be responsible for the discretionary management of, or for providing non-discretionary advice with respect to, its Allocated Portion of the Fund's assets on a day-to-day basis. In doing so, the Sub-Advisers act for all practical purposes as though each were advising a separate investment company. For example, each Sub-Adviser receives position-level portfolio information for its Allocated Portion, not for the Fund as a whole, on a daily basis and is responsible for compliance monitoring only with respect to the guidelines of its Allocated Portion. In addition, each Sub-Adviser is responsible for preparing information for the Adviser and the Board only with respect to its Allocated Portion.

C. The Proposed Fulcrum Fee Arrangement

Each Sub-Advisory Agreement currently in effect has been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief. Each future Sub-Advisory Agreement will be approved by the Board in the same manner. For its services under its respective Sub-Advisory Agreement, each Sub-Adviser currently receives a sub-advisory fee from the Adviser at an annual rate based on the average daily net assets of its Allocated Portion (the "***Flat Fee Arrangement***").

The Applicants are seeking the requested relief to enter into and amend Sub-Advisory Agreements under which an Adviser would pay a Proposed Fulcrum Fee to a Sub-Adviser. The Proposed Fulcrum Fee would be calculated based on the performance of the Allocated Portion. Any amendment to an existing Sub-Advisory Agreement would become effective as of a date following the receipt of an order from the Commission approving this Application.

The Proposed Fulcrum Fee has two separate components: the base fee calculated as a percentage of the average daily net assets of the Allocated Portion ("***Base Fee***") and a performance component adjustment to the Base Fee ("***Performance Component***"). The Performance Component would be based on a percentage of the difference between (i) the total return of the Allocated Portion during the preceding specified period calculated without regard to the expenses incurred in the operation of the Allocated Portion, including the management fees, distribution and/or service fees and certain other operating expenses, even if attributable to the Allocated Portion ("***Gross Total Return***"), and (ii) the total return of an index ("***Index***") during the same specified period plus a performance hurdle. None of the costs and expenses of the Fund that apply generally across the Fund's portfolio would be deducted from the Gross Total Return of the Allocated Portion. Gross Total Return would, however, reflect the effect (*i.e.*, reducing performance) of all applicable brokerage and transaction costs directly attributable to the Allocated Portion.

IV. RELIEF REQUESTED

For the reasons specified below, Applicants request an exemption from Section 205 and Rule 205-1 under the Advisers Act to the extent necessary to permit the Proposed Fulcrum Fee to be calculated based on a comparison of the "gross" performance of the Allocated Portion, rather than the entire Fund, with the performance of the Index. Further, as described in more detail below, Applicants request an exemption from Section 205 and Rule 205-1 under the Advisers Act to enter into any similar fee arrangement that may be negotiated in the future with Sub-Advisers under specified circumstances similar to those presented here.

Applicants submit that granting the exemption would be consistent with the standards for exemption found in Section 206A of the Advisers Act and that the exemption would be appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policies and provisions of the Advisers Act.

V. EXEMPTION FROM SECTION 205 OF THE ADVISERS ACT AND RULE 205-1 THEREUNDER

A. Section 205 of the Advisers Act

Section 205(a)(1) of the Advisers Act generally prohibits an investment adviser such as a Sub-Adviser from entering into any investment advisory agreement that provides for compensation to the adviser on the basis of a share of capital gains or capital appreciation of a client's account. Section 205(b) of the Advisers Act provides a limited exception to this prohibition, permitting an adviser to a registered investment company and certain other entities to impose a performance based "fulcrum" fee. Specifically, Section 205(b)(2) permits certain performance incentive adjustments if:

> the contract provides for compensation based on the asset value of the company or fund under management averaged over a specified period and increasing and decreasing proportionately with the investment performance of the company or fund over a specified period in relation to the investment record of an appropriate index of securities prices or such other measure of investment performance as the Commission by rule, regulation or order may specify.

When including the performance fee prohibition in Section 205 of the Advisers Act, Congress was addressing a concern that performance fees created incentives for investment advisers to take inappropriate risks in managing a client's account in order to increase advisory fees.[6] At the time the Advisers Act was enacted, performance fees typically rewarded an adviser for good performance, without penalizing the adviser for poor performance. Congress believed that such performance fee arrangements encouraged advisers to speculate unduly with clients' funds because advisers were in a "heads I win, tails you lose" situation.[7]

When Section 205(a)(1) was enacted in 1940, it did not extend to advisory contracts between registered investment advisers and investment companies registered under the 1940 Act. However, in 1970, Congress amended the Advisers Act and extended the prohibitions on performance fees to advisory contracts with registered investment companies. This amendment was based, in part, on the belief that many investment companies had performance-based fee arrangements that permitted their advisers to earn a "bonus" or performance fee for superior performance without a penalty for inferior performance.[8] Congress believed that by extending the reach of Section 205(a)(1) to "advisory contracts with investment company

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6 H.R. Rep. No. 2639, 76th Cong., 3d Sess. 29 (1940).

7 Hearings On Report No. 1775 before a Subcommittee of the Committee on Banking and Currency, 76th Cong., 3d Sess. 252 (1940).

8 Hearings on H.R. 11995, S. 2224, H.R. 13754, and H.R. 14737, before the Subcommittee on Commerce and Finance of the House Committee on Interstate and Foreign Commerce, 91st Cong., 1st Sess. 870-872 (1969).

clients the [1970 amendments] would insulate investment company shareholders from arrangements that give investment managers a direct pecuniary interest in pursuing high risk investment policies."[9] However, the 1970 amendments included an exception from the general prohibition on performance fee arrangements for advisory contracts with investment companies that provide for "proportionate increases and decreases in compensation on the basis of the investment performance of the company as measured against an appropriate index of securities prices or such other measures of investment performance as the Commission may specify."[10] Congress included this exception because it believed that these types of performance fees did not encourage advisers to take "undue risks with funds of clients."[11]

B. <u>Rule 205-1 under the Advisers Act</u>

Rule 205-1 under the Advisers Act defines certain terms used in Section 205 regarding the calculation of a fulcrum fee paid by an investment company to an adviser. The Commission promulgated Rule 205-1 to clarify that Section 205 of the Advisers Act requires that both (i) realized capital gains distributions and dividends from investment income paid by investment companies, and (ii) all cash distributions paid on the stocks of the companies that comprise the index of securities prices chosen to measure the relative performance of the investment company, must be treated as reinvested when calculating the "investment performance" of the investment company and the "investment record" of the index.[12] Rule 205-1(a) defines the term "investment performance" of an investment company as the sum of:

> (1) the change in its net asset value per share during [the relevant period];
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> (2) the value of its cash distributions per share accumulated to the end of such period; and
>
> (3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of such period;

expressed as a percentage of its net asset value per share at the beginning of such period.

Unlike Section 205, which only requires the investment management agreement to provide for compensation based on the *asset value* of the company or fund under management averaged over a specified period, Rule 205-1 requires the calculation of the fee to be based on the change in the *net asset value* of the shares in question.[13] It is the Applicants' understanding that the Commission required the fulcrum fee calculation to be based on net asset value to address the possibility that an adviser might receive a performance-based fee during a period when investment company shareholders, due to the deduction of

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9 H.R. Rep. No. 1382, 91st Cong., 2d Sess. 41 (1970); S. Rep. No. 184, 91st Cong., 1st Sess. 45 (1969).

10 S. Rep. No. 184, 91st Cong., 1st Sess. 45 (1969); *see also* Investment Company Amendments Act of 1970, Pub. L. No. 91-547, Sec. 25, 84 Stat. 1432-33.

11 S. Rep. No. 184, 91st Cong., 1st Sess. 45 (1969); *see also* Commission Staff Report, "Protecting Investors: A Half-Century of Investment Company Regulation" (May 1992).

12 Investment Advisers Act Rel. No. 316 (April 6, 1972) (proposing adoption of Rule 205-1).

13 Rule 205-2 under the Advisers Act also is applicable to the Proposed Fulcrum Fee. However, Rule 205-2, like Section 205, contemplates calculation of a fulcrum fee based on "the asset value of the company or fund under management" and does not distinguish between gross asset value and net asset value. The Fulcrum Fee would comply with the requirements set forth in Rule 205-2.

expenses and fees, may not have received the benefit of the performance on which the performance fee was based.

C. **The Proposed Fulcrum Fee Is Consistent with the Underlying Policies of Section 205 and Rule 205-1**

When Congress enacted Section 205 of the Advisers Act, it was concerned that investment advisers were in a position to take advantage of their advisory clients because the vast majority of investment advisers exercised a high level of control over the structuring of the advisory relationship. Consequently, Congress, in adopting and amending Section 205, and the Commission, in promulgating Rule 205-1, put into place safeguards designed to help ensure that advisory clients would not be taken advantage of by investment advisers. For purposes of this Application, the relevant provision of Rule 205-1 is the requirement that the investment performance be based on the change in the Allocated Portion's net asset value per share during the measurement period.

As discussed in more detail below, Applicants submit that the strict application of this provision of Rule 205-1 is not necessary for the protection of investors under the circumstances presented. In the present instance, the Sub-Adviser has no influence over the overall management of the Trust or the Fund beyond the investment selection process for its Allocated Portion. Management functions of the Trust and the Fund reside in the Board and the Adviser. The Proposed Fulcrum Fee will be paid by the Adviser to the Sub-Adviser and its imposition will not increase advisory fees payable by the Fund. The Proposed Fulcrum Fee is actively negotiated at arm's length between the Adviser and the Sub-Adviser. Moreover, the Proposed Fulcrum Fee requires the performance of the Allocated Portion to both match the index *and* exceed a performance hurdle before the Sub-Adviser is entitled to receive any performance-based component of its fee. For these reasons, Applicants request exemptive relief from Section 205 and Rule 205-1 under the Advisers Act to permit the Proposed Fulcrum Fee and submit that the exemption would be appropriate in the public interest and consistent with the protection of investors and the intended purposes of Section 205 and Rule 205-1.

1. **The Proposed Fulcrum Fee Arrangement Is the Product of Active Negotiation between the Sub-Adviser and the Adviser.** As indicated above, certain portions of the assets of the Fund are managed by investment advisory organizations not otherwise affiliated with the Trust or with the Adviser, nor are they otherwise affiliated with the Sub-Adviser, which itself is not otherwise affiliated with the Trust or the Adviser. Services provided by these Sub-Advisers are limited to investment selection, placement of transactions for execution and certain compliance functions directly related to such services. The Sub-Advisers are not, however, responsible for the distribution of shares of the Trust or any of its Funds, nor do they otherwise control the Funds or the Trust. Specifically, aside from the sub-advisory relationship, the Sub-Adviser is not affiliated with the Trust or with the Adviser, nor does the Sub-Adviser or its affiliates control any of the Funds or the Trust. As further evidence that the Sub-Adviser does not control the Trust or the Fund, it should be noted that: (i) neither the Sub-Adviser nor any of its affiliates will have sponsored or organized the Trust or will serve as a distributor or principal underwriter of the Trust; (ii) neither the Sub-Adviser nor any of its affiliates will own any shares issued by the Trust; (iii) no officer, director or employee of the Sub-Adviser, nor of its affiliates, will serve as an executive officer or trustee of the Trust; and (iv) neither the Sub-Adviser nor any of its affiliates will be an affiliated person of the Adviser or any other person who provides investment advice with respect to the Trust's advisory relationships (except to the extent that such affiliation may exist by reason of the Sub-Adviser or any of its affiliates serving as investment adviser to the Fund).

The Trust's structure is very different than that of traditional investment companies, as they existed at the time Rule 205-1 was promulgated. In the traditional model, the investment company's investment adviser provides not only investment selection and related services but also often provides distribution services. In contrast, the Trust itself, acting through its Board and its officers, is directly and fully responsible for supervising the Trust's service providers (including the several Sub-Advisers) and monitoring the operating expenses of each of the Funds. In addition, for those Funds, including Blackstone Alternative Multi-Strategy Fund, which are served by more than one Sub-Adviser, the Adviser is responsible for allocating the assets of the Fund among such Sub-Advisers. Finally, the Board, at the Adviser's recommendation, is responsible for any decision to hire or fire any Sub-Adviser. Such authority, of course, rests in the hands of all investment company boards and the Board has actively exercised this authority.

For the reasons stated above, Applicants request, to the extent necessary to permit the Proposed Fulcrum Fee adjustment to be calculated using the formula described, an exemption from the requirement set forth in Section 205 and Rule 205-1 under the Advisers Act that a fulcrum fee be based on the net asset value of the shares of the investment company in question. The Adviser was and is on equal footing with the Sub-Adviser with respect to the negotiation of the Proposed Fulcrum Fee. Moreover, the Sub-Adviser will receive its sub-advisory fee from the Adviser and not from a Fund, meaning that the requested relief would not cause the advisory fees charged to a Fund to increase. As a result, a Fund does not need the protections afforded by calculating the Proposed Fulcrum Fee based on net assets.

2. **The Proposed Fee Formula Includes a Performance Hurdle and Is Consistent with the Intent of Rule 205-1**. As noted above, Rule 205-1 contemplates that a fulcrum fee will be calculated based on the net asset value of the shares of the investment company. The purpose behind this provision is to align, as nearly as possible, the interests of the investment company and the adviser when calculating the fulcrum fee. The Commission felt that basing the fulcrum fee on the net asset value of investment company shares would help to prevent a situation where an adviser could earn a performance-based fee even though investment company shareholders did not derive the benefits of the adviser's performance after the deduction of fees and expenses.

Applicants believe that the Proposed Fulcrum Fee would be fair to the Fund and its shareholders because the fee will be paid by the Adviser and not borne by shareholders as an expense of the Fund out of the assets of the Fund. In addition, the Proposed Fulcrum Fee will be the result of arm's length negotiations between a Sub-Adviser and the Adviser, the Board will approve each Proposed Fulcrum Fee and the fee formula will include a performance hurdle that the Sub-Adviser must meet before earning the Performance Component of the Proposed Fulcrum Fee. Further, the Sub-Adviser would not earn any performance-based fee until the Fund has derived the benefit of the Allocated Portion's performance. Under the Proposed Fulcrum Fee arrangement, the fees payable by a Fund and its shareholders would not adjust upwards or downwards based on the performance of the Allocated Portion because the Sub-Adviser's fees will be paid by the Adviser and not borne by shareholders as an expense of the Fund out of the assets of the Fund. Consequently, Applicants submit that the Proposed Fulcrum Fee meets the standards for an exemption from Section 205 and Rule 205-1 under the Advisers Act because it is appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policies and provisions of the Advisers Act.

VI. APPLICANTS' CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Management fees charged to a Fund will not increase as a result of calculating the investment sub-advisory fee based on Gross Total Return.

2. The investment sub-advisory fee will be negotiated between the Sub-Adviser and the Adviser.

3. The fee structure will ensure that the investment sub-advisory fee continues to have the potential to increase and decrease proportionally.

4. Applicants will comply with all other provisions of Section 205 and Rules 205-1 and 205-2 under the Advisers Act with respect to the Proposed Fulcrum Fee arrangement between an Adviser and a Sub-Adviser and to future arrangements.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, Applicants state their address is as follows:

James Hannigan, Esq.
Blackstone Alternative Investment Advisors LLC
345 Park Avenue, 29th Floor
New York, New York 10154

Applicants further state that all written or oral communications concerning this Application should be directed to:

Ryan Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500

Pursuant to Rule 0-4(c) under the Advisers Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorization required by Rule 0-4(c) under the Advisers Act is included in this Application as Exhibits A-1 through A-2. The Verifications required by Rule 0-4(d) under the Advisers Act are included in this Application as Exhibits B-1 through B-2.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the Advisers Act without a hearing.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 206A of the Advisers Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Advisers Act of 1940, as amended, Applicants have caused this Application to be duly signed on their behalf on the 24th day of June, 2019.

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

By: ______________________
Name: Natasha Kulkarni
Title: Secretary

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By: ______________________
Name: Peter Koffler
Title: General Counsel

Exhibit Index

Exhibit No.

A-1 Authorizing Resolutions of Blackstone Alternative Investment Funds

A-2 Authorization of Blackstone Alternative Investment Advisors LLC

B-1 Verification of Blackstone Alternative Investment Funds

B-2 Verification of Blackstone Alternative Investment Advisors LLC

Exhibit A-1

AUTHORIZING RESOLUTIONS OF BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

Resolutions Adopted by the Board of Trustees of Blackstone Alternative Investment Funds

WHEREAS, the Board of Trustees (the "Board") of the Blackstone Alternative Investment Funds (the "Trust") has determined to seek an exemptive order from the Securities and Exchange Commission (the "SEC") that would permit certain investment sub-advisers to receive performance based compensation that is calculated based on the gross performance achieved by such sub-advisers in managing assets of the Trust.

NOW, THEREFORE, BE IT

RESOLVED, that the Board hereby authorizes and empowers the appropriate officers of the Trust, with the assistance of counsel, to prepare and file with the SEC an application, and any and all amendments thereto (the "Application"), requesting an order of exemption from the requirements of Section 205 of the Investment Advisers Act of 1940, as amended (the "Advisers Act") and Rule 205-1 thereunder, or from any other provision of the Advisers Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust to permit certain investment sub-advisers to receive performance based compensation that is calculated based on the gross performance achieved by such sub-advisers in managing assets of the Trust, in a form satisfactory to such officers of and counsel to the Trust, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board's authorization hereby; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to file with the SEC any amendments to the Application in such form as they, with the advice of counsel, deem necessary or appropriate; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions, the execution and filing of such Application and any amendment thereto or taking of such actions to be conclusive evidence of the Board's approval.

Exhibit A-2

AUTHORIZING RESOLUTIONS OF
BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

In accordance with Rule 0-4(c) under the Investment Advisers Act of 1940, as amended, Peter Koffler, in the capacity as General Counsel of Blackstone Alternative Investment Advisors LLC, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Blackstone Alternative Investment Advisors LLC pursuant to the general authority as General Counsel of Blackstone Alternative Investment Advisors LLC.

By: ______________________
Name: Peter Koffler
Title: General Counsel

Exhibit B-1

VERIFICATION OF BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

The undersigned states that (i) she has duly executed the attached Application, dated June 24, 2019, for and on behalf of Blackstone Alternative Investment Funds; (ii) that she is Secretary of Blackstone Alternative Investment Funds; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

BLACKSTONE ALTERNATIVE
INVESTMENT FUNDS

By: ______________________
Name: Natasha Kulkarni
Title: Secretary

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated June 24, 2019, for and on behalf of Blackstone Alternative Investment Advisors LLC; (ii) that he is General Counsel of Blackstone Alternative Investment Advisors LLC; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By: ______________________
Name: Peter Koffler
Title: General Counsel